UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-35393

PRETIUM RESOURCES INC
(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Joseph J. Ovsenek
Date: February 19, 2016	Name:	Joseph J. Ovsenek
	Title:	President

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1
Purchase and Sale Agreement (Gold and Silver), dated as of September 15, 2015, among Orion Co-Investments II (Stream) Limited and BTO Midas L.P., as purchasers, Pretium Resources Inc., Pretium Exploration Inc., as seller, Orion Co-Investments II (Stream) Limited, as purchasers’ agent, and Orion Co-Investments II (ED) Limited, as collateral agent (redacted).

99.2
Offtake Agreement, dated as of September 15, 2015, among Pretium Exploration Inc., as seller, Pretium Resources Inc. and 0890696 B.C. Ltd., as guarantors, Orion Co-Investments II (Stream) Limited and BTO Midas L.P., as purchasers, and Orion Co-Investments II (Stream) Limited, as purchasers’ agent (redacted).

99.3
Credit Agreement, dated as of September 15, 2015, among Pretium Resources Inc., as borrower, Pretium Exploration Inc. and 0890696 B.C. Ltd., as guarantors, Orion Co-Investments II (ED) Limited and BTO Midas L.P., as lenders, and Orion Co-Investments II (ED) Limited, as administrative agent (redacted).